FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of July 2005
Commission File Number 001-31880

Yamana Gold Inc.
(Translation of registrant's name into English)

150 York Street
Suite 1902
Toronto, Ontario M5H 3S5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ....[ ].....   Form 40-F   ....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ....[ ]....   No   ....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: July 29, 2005

/s/ Charles Main

Name: Charles Main
Title: CFO

News Release

July 28, 2005

EARLY EXERCISE PERIOD FOR EARLY EXERCISE OF YAMANA LISTED WARRANTS TO COMMENCE ON JULY 29, 2005

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce that at today's meetings, both shareholders and warrantholders of the Company voted overwhelmingly in favour of the warrant transaction, which is described in more detail in the news releases of the Company dated June 17, 2005 and July 18, 2005.

The 30-day period for the early exercise of the Company's publicly traded warrants will commence at 9:00 a.m. (Toronto time) on Friday, July 29, 2005 and will expire at 5:00 p.m. (Toronto time) on Monday, August 29, 2005.

Registered holders of warrants are encouraged to exercise their warrants in accordance with the procedures set forth below as soon as possible and, in any event, prior to 5:00 p.m. (Toronto time) on Monday, August 29, 2005 in order to acquire an additional 0.0356 of a common share of the Company in addition to the one full common share issuable upon exercise of each warrant.

Non-registered holders of warrants, whose warrants are registered in the name of a brokerage firm, bank or trust company or other intermediary through which they purchased the warrants should contact their intermediaries for instructions on how to exercise their warrants.

Registered holders of warrants may exercise their rights to acquire the above noted common shares by surrendering the certificates representing their warrants to CIBC Mellon Trust Company at any time prior to 5:00 p.m. (Toronto time) on Monday, August 29, 2005, by hand or courier at its offices located at Commerce Court West, 199 Bay Street, Securities Level, Toronto, Ontario M5L 1G9, or by registered mail at P.O. Box 1036 Adelaide Street Postal Station, Toronto, Ontario M5C 2K4. The warrant certificate must be submitted together with (i) a duly completed and executed subscription, in the form attached to the warrant certificate or in the form that was mailed to registered warrantholders with the Notice of Special Meeting of Warrantholders and Management Information Circular, each dated June 28, 2005, specifying the number of warrants that the holder intends to exercise; and (ii) a certified cheque, bank draft or money order in Canadian dollars, payable to or to the order of the Company in an amount equal to the Cdn$1.50 exercise price multiplied by the number of warrants that the holder intends to exercise.

In the event that not less than 66 ?% of the 40,567,656 warrants outstanding as of July 29, 2005 are exercised during the early exercise period, each warrant that has not been exercised by 5:00 p.m. (Toronto time) on Monday, August 29, 2005 will be automatically exchanged, without any further action on the part of the warrantholder, including payment of the exercise price or any other additional consideration, for a fraction of a common share equal to (A) 98% multiplied by 1.0356 (being the total number of common shares issuable upon exercise of a warrant during the early exercise period), minus (B) the exercise price, divided by the lesser of (i) the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days ending upon the early exercise expiry date and (ii) the closing price of the common shares on the Toronto Stock Exchange on August 29, 2005.

BMO Nesbitt Burns Inc. is acting as financial advisor to the Company with respect to the warrant transaction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America. As at March 31, 2005, Yamana had cash balances totaling US$66.2 million.

For further information, contact

Peter Marrone
President & Chief Executive Officer
(416) 815-0220
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.